Exhibit 11

HemaCare Corporation
Basic and Diluted Net Income per Share

	Years ended December 31,
	2006	2005	2004
BASIC
Weighted average common shares used to compute basic earnings per share	8,265,000	8,121,000	7,831,000
Net income	$1,851,000	$1,655,000	$1,545,000
Basic net income per share	$0.22	$0.20	$0.20
DILUTED
Weighted average common shares used to compute basic earnings per share	8,265,000	8,121,000	7,831,000
Dilutive common equivalent shares attributable to stock options (based on average market price)	830,000	573,000	320,000
Dilutive common equivalent shares attributable to warrants (based on average market price)	—	153,000	86,000
Weighted average common shares and equivalents used to compute diluted earnings per share	9,095,000	8,847,000	8,237,000
Net income	$1,851,000	$1,655,000	$1,545,000
Diluted net income per share	$0.20	$0.19	$0.19